FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Other Significant Event, dated April 23, 2007, regarding today’s meeting between Fortis, Royal Bank of Scotland and Santander and ABN AMRO.

Item 1
The following is an English translation of the Otro Hecho Significativo (Other Significant Event) filed by Banco Santander Central Hispano, S.A. with the Spanish Comisión Nacional del Mercado de Valores (National Securities Market Commission) on April 23, 2007.
23 April 2007
Fortis, Royal Bank of Scotland and Santander (the “Banks”) note today’s announcement of a recommended offer by Barclays for ABN AMRO.
A meeting was arranged for 14.30 today with ABN AMRO so that the Banks could present their proposals to ABN AMRO for them to be considered alongside Barclays’ proposals.
The Banks’ proposals include the retention of LaSalle Bank. In view of ABN AMRO’s decision to sell LaSalle Bank to Bank of America, the Banks need to understand the circumstances under which this sale can be terminated. The Banks are requesting this information today. Accordingly, the Banks do not consider it appropriate to meet with ABN AMRO today.

Important information
This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995 (the “Decree”). Any possible transaction would be subject to approval of competent regulatory authorities in relevant jurisdictions.
In connection with a potential transaction involving ABN AMRO, the Banks may be required to file relevant documents with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V., Rue Royale 20, 1000 Brussels, Belgium
The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK
Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551
Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: April 23, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President